May 17, 2018

Robert Benya
President
Seven Stars Cloud Group, Inc.
Room 4, Fenghuayuan Drive-in Movie Theater Park
No. 21, Liangmaqiao Road, Chaoyang District
Beijing 10015
People's Republic of China

       Re: Seven Stars Cloud Group, Inc.
           Registration Statement on Form S-1
           Filed April 20, 2018
           File No. 333-224382

Dear Mr. Benya:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 20, 2018

Prospectus Summary, page 5

1. Please prominently discuss your management's experience in providing the Fintech services you discuss throughout your registration statement. To the extent your management's experience is limited, please provide a risk factor to this effect.
2. We also note that you are trying to establish "business ecosystem" based on a "7-3-2-1"
       approach. Please explain what your "business ecosystem" entails. Please also revise your disclosure to describe in plain-English your structural approach. For example, explain
 Robert Benya
FirstName LastNameRobert Benya
Seven Stars Cloud Group, Inc.
Comapany NameSeven Stars Cloud Group, Inc.
May 17, 2018
May 17, 2018 Page 2
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FirstName LastName
         what the blockchain-based technology platforms and distribution networks are and how you plan to acquire and use them. Revise your registration statement throughout to reflect these changes.
3. Please prominently disclose in your Prospectus Summary that you have a multi-tiered capital structure that includes preferred stock, some of which is currently issued and outstanding. Discuss the disparate rights that preferred shareholders have as compared to common shareholders, the control such shareholder may have over company matters
         (including the election of directors, amendment of organizational documents and approval of major corporate transactions), the anti-takeover effects and any current plans to issue preferred shares. Revise your disclosure on page 62 to reflect any changes made here.
4. Please include a corporate organization chart that shows all of your material affiliates.
         Within this chart, please clearly indicate where the operations are located and whether the relationship is contractual (i.e., through a VIE) or through equity. We note your corporation organization chart on page 37.
5. We note that beginning in 2017 that you are aiming to become a "next generation
         Artificial-Intelligent (AI) & Blockchain-Powered, Fintech company." Please describe in plain-English what services you plan to provide. Further expand your disclosure to discuss what those services will entail and how you plan to provide them.
Risk Factors, page 9

6. We note that on page 25 you state that you continue to gather information relating to the impact of the new 2017 U.S. tax law on your business. Consider including a risk factor discussing the uncertain nature of the effect of the new law on your financial results.
Risk Related to Doing Business in China, page 13

7. Disclose here any potential risks associated with the trade tensions between the United
         States and China.
The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you may want to..., page 21

8. We note that your company had a dramatic swing in share price in the fourth quarter of
         2017. Please discuss here or where you deem appropriate the causes of the share price changes.
Management's Discussion and Analaysis of Financial Condition and Results of Operations
Overview, page 24

9. Please provide the basis for which you describe DBOT as "a blockchain based alternative
         Trading System fully licensed by the SEC."
 Robert Benya
FirstName LastNameRobert Benya
Seven Stars Cloud Group, Inc.
Comapany NameSeven Stars Cloud Group, Inc.
May 17, 2018
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10. Please also provide a plain-English description of a "block chain based Alternative
         Trading System." In this description, please expand on how block chain is incorporated or otherwise relevant to the trading system.
Our ability to make our products remain competitive, page 25

11. Please expand your discussion of your consumer electronics e-commerce and smart supply chain management operations to include some background information on revenue arrangements and sales channels for electronics products and crude oil. Please make clear how your customers utilize, or benefit from, your products and services. We note your disclosure in the fourth paragraph on page 6.
Revenues, page 27

12. Please disclose the nature of revenue transactions with related parties amounting to $18.9 million as reported on page 26, including such other information deemed necessary for an understanding of the effects of the transactions on the financial statements.
13. Please describe the growth drivers for your revenues from sales of electronics and crude oil products arising from the operation of your Engine 7 " Supply Chain Finance and
         Management for Vertical Products" which you referenced in your Prospectus
         Summary. Refer to Item 303(A)(3)(iii) of Regulation S-K.
Licensed Content, page 32

14. It appears that your Legacy YOD revenues from licensed content have significantly decreased from $4.5 million in 2016 to $794,273 in 2017. Please tell us and disclose your assessment of the recoverability of the licensed content intangible asset and indicate what your major inputs and assumptions were. Additionally, disclose your basis for amortizing this asset and advise us.
VIE Structure and Arrangements
Loan Agreement, page 41

15. Please clarify the status of the TOD WFOE loan. In this regard, we note that in one instance you state that the loan was eliminated upon a certain capital contribution. In the following sentence, however, you discuss the circumstances under which the loan "can only be repaid." To avoid possible confusion, please expand your disclosure here.
Regulations, page 43

16. Please expand your Regulations section to discuss laws and regulations that will be applicable to your planned Fintech business. Discuss which government entities enforce these laws and regulations.
 Robert Benya
FirstName LastNameRobert Benya
Seven Stars Cloud Group, Inc.
Comapany NameSeven Stars Cloud Group, Inc.
May 17, 2018
May 17, 2018 Page 4
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Management
Summary of Qualifications of Current Directors, page 50

17. Please confirm that the disclosures here have been updated as applicable to account for your planned Fintech operations.
Revenue Recognition, page F-12

18. Please describe your revenue arrangements for consumer electronics e-commerce and smart supply chain management operations and trading platforms in order that your investors may better understand how the underlying sales transactions evolve and how you earn revenues.
6. Accounts Receivable, page F-22

19. We note your "revenue from related party" on page F-4. Please disclose the receivable amounts due from such related party and the manner of settlement. Refer to paragraphs
         50-1(d) and 50-2 of ASC 850-10.
12. Related Party Transactions, page F-27

20. In order that your investors may better understand the significance of your transactions with related parties, please summarize the dollar amounts of the transactions reported hereunder for each of the periods for which income statements are presented and the respective income statement captions. Refer to ASC 850-10-50-1(C).
(e) Assets Disposal to BT, page F-28

21. Please clarify how the disposal of Zhong Hai Shu Xun Media impacted your Legacy
         YOD business. Further, please explain why the licensed content did not convey with the disposal transaction.
General

22. We note that you are planning to either change your business focus or to incorporate what appears to be a new area of operations. Please clarify throughout your registration statement:
           what will happen to your current business and whether you plan to continue offering your current services;
           what portion of your operations will consist of your new line of business; and
           where you plan to offer the services of your planned new operations. Robert Benya
Seven Stars Cloud Group, Inc.
May 17, 2018
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameRobert Benya
Comapany NameSeven Stars Cloud Group, Inc.
                                                           Division of
Corporation Finance
May 17, 2018 Page 5                                        Office of
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